UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of October 2007

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



FINANCIAL REVIEW FOR THE FIRST QUARTER ENDING 30 SEPTEMBER 2007

QUARTERLY HIGHLIGHTS

- Cash operating costs down by 12.5%
- Underground grades improved by 7.1%
- Gold production up by 12.8%
- Internal due diligence of assets complete

FINANCIAL SUMMARY FOR THE FIRST QUARTER ENDING 30 SEPTEMBER 2007

All results exclude Discontinued Operations unless indicated otherwise.

		Quarter* June 2007	Quarter September 2007	Q-on-Q % change	Quarter* September 2006	Financial year 2007
Gold produced	– kg	14 126	15 940	12.8	16 519	61 879
	– oz	454 159	512 480	12.8	531 095	1 989 445
Cash costs	– R/kg	148 993	130 416	12.5	96 192	110 964
	– $/oz	654	572	12.5	419	479
Cash operating profit	– Rm	34	411	1 108.8	791	2 282
	– US$m	5	58	1 060.0	110	319
Cash earnings	– SA c/s	8	103	1 187.5	199	574
	– US c/s	1	15	1 400.0	28	80
Basic profit/(loss)	– SA c/s	(34)	(120)	(252.9)	68	238
	– US c/s	(5)	(17)	(240.0)	9	33
Headline profit/(loss)	– SA c/s	(72)	(21)	70.8	66	129
	– US c/s	(10)	(3)	70.0	9	18
Fully diluted earnings/(loss)	– SA c/s	(34)	(120)	(252.9)	67	235
	– US c/s	(5)	(17)	(240.0)	9	33

* Restated.

TABLE OF CONTENTS

ACTING CHIEF EXECUTIVE'S REVIEW

Our short-term back to basics approach of disciplined mining, cost control, ore reserve management and efficiencies is beginning to deliver benefits. During the quarter under review, management throughout the group worked as a team to apply the stringent measures required to restore the company to profitability. I am sufficiently pleased with our progress to date.

In our June quarter, shareholders were assured that a due diligence on the core areas of all our operations would be undertaken in order to provide a better understanding of their immediate needs and appropriate action required at each mine. I am pleased to report that we have completed the due diligence.

We now have a better understanding of our operations and their individual needs. We have identified mines with potential for improved production and mines with potential challenges, such as an over-complement of labour. The results of the due diligence has further enabled us to identify areas of quick cost cutting, such as reducing the services of consultants and contractors and the benefits of these will become evident in future quarters.

A great deal of emphasis is being placed on meeting production targets and optimising the orebody through disciplined mining to reduce costs and increase productivity. In addition, we now have mine plans, which we believe are achievable and we are in a much better position to forecast the next quarter's performance.

Feedback to shareholders

I can safely report that, besides the due diligence, we have accomplished most of the undertakings made to shareholders in the previous quarter:

- We said that we would strengthen management and this we have done.
  Tom Smith was appointed as Chief Operating Officer (COO) of the South Region. Since, and as a result of, the appointments of Tom Smith and Mashego Mashego, Human Resources Executive, other changes have been made at general manager and executive level. Consequently, both Tom Smith and Alwyn Pretorius, COO for the North Region, now have senior management capacity in core areas of financial resources, human resources management and ore reserve management to support them. This has helped them with completing due diligences as well as assisting with mine planning.

- We said we would review Harmony's capital expenditure. We have done this.
  Capital expenditure has been marginally reduced year-on-year, but this should not affect the company's production build-up, except at Hidden Valley where the reduction in capital has delayed the project's first production by four months to March 2009. This delay has, to a large extent, also been caused by the SAG mill at Hidden Valley being delayed in the production line.

- We said we would conduct an independent review of our accounting system in order to understand the underlying issues. This has been done.
  We have now advanced to the stage where anomalies in the system are being corrected. We also said we would do stock-taking at the end of the quarter. We are confident that our financial figures are accurate.

Operational performance

Identifying our operational challenges has also lead us to understand the mining and ore reserve management and we are confident that operations will, going forward, begin to produce in line with their mining plans. Subsequently, we have in this quarter produced more gold and better grades.

Harmony reported an improved performance for the quarter ending 30 September 2007. The group's operating cash costs decreased by 12.5% to R130 416/kg from R148 993/kg and Rand per tonne cost decreased from R476/t to R386/t. Tonnes milled increased by 3.5% for underground operations and 52.3% for surface operations mainly from the treatment of dumps.

Gold production for the group increased by 12.8% compared with the previous quarter. Tonnes from the underground operations increased to 2.8Mt from 2.7Mt and recovery grade improved by 7.1% to 5.1g/t from 4.8g/t. The increase in gold production is the result of higher underground grades, more tonnes milled and lower costs largely due to Bambanani operating for two months of the quarter.

The company's production will be negatively affected in the December 2007 quarter, following the safety incident at Elandsrand (covered in more detail under Safety) on 3 October 2007. Most of the mine's employees have been placed on paid leave. Considerable time and skilled resources from within Harmony are being applied to re-equip the shaft and bring it to production. Although repairs at the mine should be completed by 12 November 2007, it is anticipated that the 48 days of loss of production or about 1 000kg of gold will negatively impact Harmony's overall production in the second quarter. Production should commence on 19 November 2007 once all precautionary safety measures have been complied with.

Costs

Contributions to cost increases during this quarter were mainly due to salary increases, effectively a 9% increase (or approximately 4.5% of total costs). Salary increases also brought about increases in cost of all leave liabilities.

Our reviews of operations and services have also focused on cost control and cost reduction. It is our view that operational costs will reduce in the forthcoming quarters as a result of measures being introduced.

Disposal strategy

The disposal of South Kal to Dioro Exploration NL remains on track and it is expected to be finalised in early November 2007. Conditions precedent on the nickel disposals are being met.

The disposal process of Mt Magnet is on track and final offers will be received in November 2007.

Our transaction with Pamodzi Gold for the sale of our Orkney operations is still at the stage of meeting conditions precedent. The mine management agreement came into effect on 24 September 2007 and Pamodzi has since been managing the Orkney operations.

Uranium Strategy

Our exclusivity agreement with an interested party for the sale of our Cooke uranium dump expired at the end of September 2007. These discussions did not prove successful.

Harmony has engaged corporate advisors to assist in the process of evaluating various uranium specific strategic alternatives, in order to maximise value for our shareholders. We have also entered discussions with a number of interested parties and a decision on how to optimise value from our Randfontein uranium assets is expected during the next quarter.

A techno-economic cash flow valuation for the Cooke Slimes Dam (Cooke Dump) has just been completed. The valuation enabled the conversion of the 39.45 million pounds of U_3O_8 mineral resources in Cooke Dump into mineral reserves in order to enhance the value proportion of the resource. This enables Harmony management to evaluate the commercial and strategic alternatives for the Cooke Dump and the potential for the other dumps at the Randfontein operations. This study has demonstrated that at the pre-feasibility level the mineral resources can be converted to probable reserves.

Harmony has also recently completed a study to independently audit the uranium estimation methology and process used to evaluate the uranium resource classification for the underground operations at Cooke 3. The mineral resources in the measured category is 6.6 million pounds, 4 million pounds in the indicated category and 30 million pounds in the inferred category – a total of 40.7 million pounds. The mineral resources and reserves detailed were for the UE1a and a1 reefs only. It is clear from the study that significant additional uranium potential exists in the other reefs at Cooke 3. We are embarking on more extensive grade modeling exercises to determine the full uranium potential.

Exploration

As stated in our previous quarter, all exploration expenditure and activities have been suspended, with the exception of exploration in Papua New Guinea where we have had some spectacular results.

The exploration strategy at Wafi/Golpu is two-fold. Firstly, the objective is to replace depleting resources and secondly to attract a reputable partner and use the proceeds of the transaction for Harmony's international growth in the South East Asian region.

We have completed the pre-feasibility study at Wafi/Golpu and this is an ideal time to bring in a partner. The partnership can bring a number of benefits for Harmony Gold Mine, including:

- reduce the financial risk for Harmony;
- the right partner can enhance project credibility and value;
- add complementary mining skill;
- moderate the cash drain on South African assets;
- ensure more sustainable growth; and
- reposition Harmony for further international growth.

We have retained the services of an international bank and, together, we are considering a deal with a partner that would allow Harmony to retain 50% of all PNG assets.

SAFETY AND HEALTH REPORT

■ Two of Harmony's quality mines achieved 500 000 fatality free shifts
■ Target achieved one million fatality free shifts

Fatality injury rate (per million hours worked)



Group Safety

Harmony's Fatality Injury Frequency Rate (FIFR) for the first quarter ended September 2007 showed a marked improvement of 55%. Pleasingly two of Harmony's quality mines, Evander and Tshepong, achieved half-a-million fatality free shifts while Target achieved one million fatality free shifts.

The Lost Time Injury Frequency Rate (LTIF) rate for the South African operations improved slightly during the quarter from a rate of 15.27, for the corresponding period in FY 2007, to 14.26, an improvement of 6.6%. The Reportable Injury Frequency Rate (RIFR) also improved from 7.53 in 2007 to 6.63 for the first quarter of 2008, showing an improvement of 12%.

Regretfully three employees lost their lives during the course of work on our South African mines.

No LTI occurred at our Hidden Valley project in Papua New Guinea.

St Helena No. 2 shaft

During the quarter on 18 September 2007, Harmony's St Helena Mine experienced a fire at its disused No. 2 shaft. The day and night shift was withdrawn at St Helena's 4 and 8 shafts due to smoke and gas.

The cause of the fire is not yet known and no injuries or fatalities were reported. However, one person was taken to hospital due to gas inhalation but was later discharged.

On Sunday, 7 October 2007, management was informed by a representative of illegal miners that they had brought the bodies of 25 illegal miners, who had succumb in the fire, closer to the St Helena No. 2 mine shaft. The South African Police were on hand to transport the bodies to the State mortuary.

Elandsrand Gold Mine

Subsequent to the end of the quarter, a mining incident occurred at Elandsrand Gold Mine when a 15-metre compressed air pipe column broke off below the shaft surface bank and fell down to the shaft bottom.

Extensive damage was caused to the shaft steel-work and the electrical feeder cords to the man-and-material shaft were severed. Although no one was injured, it took a rescue operation 21 hours to bring everyone to surface.

A task team has been appointed to conduct a thorough investigation and analysis of the events that led to and resulted in the incident. The team comprises individuals from various disciplines: the Health and Safety committee of Elandsrand and representatives from DME. They will also cover all aspects and systems related to the incident. The team will appoint independent consultants to assist in the analysis of the material and mode of failure of the compressed air column.

A mass counselling session was held on Tuesday, 9 October 2007 at Elandsrand for all employees affected by the incident. Employees were also encouraged to attend individual trauma counselling sessions with social workers at the Medical Station on the shaft for as long as required.

Employees whose jobs were affected by the incident and not part of the re-equipping of the shaft, were sent on paid leave from 12 to 29 October 2007. Upon return all employees will participate in refresher safety training to comply with legislation.

An intensive company-wide safety audit commenced in August 2007. This audit should cover all safety systems as well as the implementation thereof and is conducted by the company's central safety function. In addition to normal weekly shaft examinations, specific instructions were given to all shaft engineers to conduct an audit of the condition and suspension of pipes and electrical cables in vertical shafts at all our operations.

I would like to express my thanks and appreciation to everyone for their support, especially the Minister of Mineral and Energy Affairs, her staff, our Chairman Patrice Motsepe for their advice and support and the mine team for their hard work in bringing everyone safely to surface.

THE FIRST QUARTER ENDING SEPTEMBER 2007 UNDER REVIEW

Gold production from the South African underground operations increased and resulted in higher grades, as well as a slight decrease in costs. Tonnes milled increased due to Bambanani's return to production.

Tonnes Milled

Tonnes milled increased by 3.5% to 2 844 000 tonnes compared with 2 748 000 tonnes for the June quarter. Increased tonnages at Bambanani mitigated Target's reduction in tonnes due to negative working conditions.

Recovery Grades

Gold production increased by 10.8% compared with the previous quarter on the back of increased tonnes and higher grades recovered. The grade from underground operations improved by 7.1% to 5.1g/t from 4.8g/t.

Cost Control

Rand per tonne cost decreased from R733/t to R686/t and the Rand per kilogram cost decreased by 12.6% from R152 672/kg to R133 500/kg for the quarter.

Despite electricity's winter tariff increases, the additional increase in annual wages and leave liabilities, working costs showed a slight reduction of R25.9 million.

Development

Total Metres '000	June 2007	September 2007	Q-on-Q % Variance
Quality	22.5	23.1	2.7
Growth	6.4	5.4	(15.6)
Leverage	11.2	10.8	(3.6)
	40.1	39.3	(2.0)

The overall performance of the company is best highlighted in the following table:

		June 2007	September 2007	Q-on-Q % Variance	September 2006
Production	– kg	14 126	15 940	12.8	16 519
Production	– oz	454 159	512 480	12.8	531 095
Revenue	– R/kg	151 383	156 176	3.2	144 067
Revenue	– US$/oz	664	684	3.0	628
Cash cost	– R/kg	148 993	130 416	12.5	96 192
Cash cost	– US$/oz	654	572	12.5	419
Exchange rate	– USD/ZAR	7.09	7.10	(0.1)	7.14

Cash Operating Profit and Margin

	June 2007	September 2007	Q-on-Q % Variance	September 2006
Cash operating profit (Rm)	34	411	1 108.8	791
Cash operating profit margin (%)	1.6	16.5	931.3	33.2

Quarter-on-quarter cash operating profit variance analysis

Cash operating profit – June 2007		R33.8 million
– volume change	R131.4 million	
– working cost change	R25.9 million	
– recovery grade change	R143.4 million	
– gold price change	R76.1 million	
– net variance	R376.8 million	
Cash operating profit – September 2007		R410.6 million

Analysis of earnings per share (SA cents)

Earnings per share (SA cents)	Quarter ended June 2007	Quarter ended September 2007	Quarter ended September 2006
Cash earnings	8	103	199
Basic (loss)/earnings	(34)	(120)	68
Headline (loss)/earnings	(72)	(21)	66
Fully diluted (loss)/earnings	(34)	(120)	67

Reconciliation between basic earnings and headline loss

Headline earnings per share (SA cents)	Quarter ended June 2007	Quarter ended September 2007
Basic earnings	(34)	(120)
Profit on sale of property, plant and equipment	(17)	1
Profit on disposal of investment in Gold Fields Limited	8	98
Profit on sale of Australian investment	–	–
Profit on sale of subsidiaries	–	–
Impairment of assets	(29)	–
Headline earnings	(72)	(21)

CAPITAL EXPENDITURE (Continued operations)

In line with the company's review, expenditure for the quarter was marginally lower at R721 million in the September quarter compared with R810 million in the June 2007 quarter. The reduction in capital expenditure should not affect the company's production build-up.

Operational Capex	Actual June 2007 Rm	Actual September 2007 Rm	
South African Operations	353	366	

Project Capex			Capital invested to date Rm
Doornkop South Reef	82	71	659
Elandsrand New Mine	18	44	609
Tshepong North Decline	24	21	279
Phakisa Shaft	54	58	622
Hidden Valley, PNG	279	161	782
Total Project Capex	457	355	2 951
Total Capex	810	721	

Quarterly profit comparison for operations

Operation	Working profit (Rm)			Variances (Rm)			
	June 2007	September 2007	Variance	Volume	Grade	Price	Costs
South African operations							
Quality ounces	72.6	313.4	240.8	(49.6)	139.8	40.2	110.4
Growth ounces	62.1	39.8	(22.3)	29.7	(0.5)	11.2	(62.7)
Leverage ounces	(152.1)	(20.5)	131.6	77.5	19.3	20.0	14.8
Surface operations	51.2	77.9	26.7	73.8	(15.2)	4.7	(36.6)
Total Harmony	33.8	410.6	376.8	131.4	143.4	76.1	25.9

Quality operations

Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein's Cooke Shafts

		June 2007	September 2007	Q-on-Q % Variance	September 2006
U/g tonnes milled	('000)	1 535	1 470	(4.2)	1 665
U/g recovery grade	(g/t)	5.05	5.67	12.3	5.64
U/g kilograms produced	(kg)	7 745	8 341	7.7	9 392
U/g working costs	(R/kg)	141 949	118 568	16.5	81 992
U/g working costs	(R/tonne)	716	673	6.0	463

Tshepong Mine

Tshepong recorded a 12.2% improvement in recovered grade quarter-on-quarter, exceeding plans for the quarter. Tonnes milled were flat at 386 000 tonnes compared with the previous quarter.

Cost increased to R634/t from R538/t and Rand per kilogram costs increased by 5.1% from R99 267/kg to R104 352/kg. Stores, salaries and electricity were the highest cost contributors.

This quarter's underperformance was again affected by two fires and a seismic event that caused serious damage and affected production during July and September, respectively.

Target Mine

Grade was affected by lower volumes and incorrect mix from massive stopes. Tonnes milled dropped by 33.0% from 224 000 tonnes to 150 000 tonnes, leading to a drop of 11% in recovery grade from 5.1g/t to 4.6g/t.

Rand per tonne costs were lower at R607/t from R829/t, and unit cost was also lower at R131 930/kg from R161 038/kg.

Target had to contend with numerous poor working conditions. Work at the Narrow Reef Mining section was stopped for a month to rectify working conditions after a fall of ground incident, drill availability and flooding of ends due to water handling problems and fragmentation in two of the massive stopes; all impacting on loading rates.

Target should experience improved availability in the third quarter of FY08 when the first new Load Haul Dumper (LHD) arrives in February 2008.

Masimong Mine

Volumes at Masimong were 3.6% lower at 241 000 tonnes from 250 000 tonnes for the previous quarter. However, moving to higher grade panels and the subsequent mining of better grade resulted in a 3.7% improvement in grade.

Costs were well contained with Rand per tonne decreasing by 15.6% to R790/t from R936/t, while Rand per kilogram costs were 18.6% lower for the quarter at R173 881/kg from R213 509/kg.

The shaft has started with a cost restructuring process which should deliver further benefits in the following quarters.

Evander

Evander posted and excellent overall performance from its mines, with improved grades, more gold produced and lower costs. This performance is despite the challenges experienced with a service water pipe incident in the shaft which caused a two-day production loss for the September quarter.

On Evander 7 Shaft the extensive sill breakthrough area has only limited stoping remaining and will be depleted during the next quarter. An extensive drilling programme has commenced to test the viability of further development.

Evander improved gold output by 16.6% to 2 244kg from 1 925kg, as a result of 16,6% higher recovery grades (mainly from 8 Shaft) and unchanged volumes of 372 tonnes.

All costs were well-contained but Rand per tonne was up 2.9%, being the exception. Rand per kilogram for these operations decreased by 11.8% from R125 677/kg to R110 840/kg.

Randfontein Operations

Randfontein's Cooke shafts reported an improved performance with more tonnes milled, increased production and lower costs underpinned by an increase in square metres blasted, better grades from the VCR reef and improved cost control.

Grades recovered were 25.4% higher at 6.1g/t from 4.9g/t and 5.3% higher volumes at 321 tonnes resulted in an improved gold production of 32.3% from 1 488 kg to 1 968 kg. R/tonne costs were lower at R667/t and R/kg costs were much improved with a 29.9% decreased from R155 273/kg to R108 806/kg.

During the quarter, special attention was given to costs from stores and contractors.

Leveraged operations (Continued operations)

Shafts included under this section are Bambanani, Joel, St Helena, Harmony, Merriespruit, Unisel and Brand.

		June 2007	September 2007	Q-on-Q % Variance	September 2006
U/g tonnes milled	('000)	835	959	14.9	1 063
U/g recovery grade	(g/t)	4.12	4.25	3.2	4.32
U/g kilograms produced	(kg)	3 438	4 076	18.6	4 593
U/g working costs	(R/kg)	196 076	161 780	17.5	114 368
U/g working costs	(R/tonne)	807	688	14.8	494

Leverage operations showed an overall improvement compared with the June quarter. Gold produced improved by 18.6% due to a 14.9% improvement in tonnes milled as well as a 3.2% improvement in recovery grade. Tonnes milled increased revenue by R77.5 million whilst the increased recovered grade contributed an additional R19.3 million compared with the June quarter.

Operating costs showed a savings of R14.8 million. Lower costs and the improved production translated into lower Rand per kilogram costs of R161 780/kg for the current quarter.

SA Surface operations (includes Kalgold)

		June 2007	September 2007	Q-on-Q % Variance	September 2006
Surface tonnes milled	('000)	1 673	2548	52.3	905
Surface recovery grade	(g/t)	0.56	0.52	(7.1)	0.76
Kilograms produced	(kg)	930	1 316	41.5	692
Working costs	(R/kg)	96 785	96 142	0.7	95 750
Working costs	(R/tonne)	54	50	7.4	73

Surface operations improved tonnes milled by 52.3%, this was mainly due to an increase in production from the waste dumps. The increase in tonnes was, however, at a slightly lower recovery grade of 0.52g/t.

Rand per kilogram for these operations remained almost unchanged at R96 142/kg for the September quarter compared with R96 785/kg for the June quarter.

Kalgold

Volumes increased by 22.6% due to availability of water from new boreholes. Gold production was higher at 663kg, grade recovery improving by 25.5% to 1.97g/t from 1.57g/t and lower Rand per kilogram costs of R109 582/kg.

Kalgold's costs for the quarter were mainly higher due to increased tonnes milled.

Project Phoenix

Slime reclamation tonnage throughput increased steadily and is now averaging ± 525 000 tonnes per month. Focus has been placed on improving efficiency, recovery and ultimately the profitability of the project.

Most of the projects milestones have been achieved and completed and the project is now running at full capacity. Excavation for tower crane installation has commenced.

DISCONTINUED OPERATIONS

Australian Operations

The Australian discontinued operations reported gold production down by 12.9% at 1 260kg from 1 447kg for the June quarter. This was mainly due to a lower recovery grade of 1.88g/t compared with 2.09g/t previously. Notwithstanding the loss in revenue from the lower recovery grade, the Australian operations recorded a profit of R6.7 million for the quarter under review.

Rand per kilogram cost for the September quarter reduced by 8.1% to R146 588/kg compared with R159 417/kg in the June quarter.

		June 2007	September 2007	Q-on-Q % Variance	September 2006
Tonnes milled	('000)	691	672	(2.8)	799
Recovery grade	(g/t)	2.09	1.88	(10.1)	2.56
Kilograms produced	(kg)	1 447	1 260	(12.9)	2 049
Working costs	(R/kg)	159 417	146 588	8.1	91 914
Working costs	(R/tonne)	334	275	17.7	236

Orkney Operations

		June 2007	September 2007	Q-on-Q % Variance	September 2006
Tonnes milled	('000)	196	198	1.0	226
Recovery grade	(g/t)	4.2	3.7	(11.9)	4.0
Kilograms produced	(kg)	822	736	(10.5)	904
Working costs	(R/kg)	134 490	197 094	(46.6)	134 840
Working costs	(R/tonne)	564	730	(29.4)	540

GROWTH PROJECTS

- Phakisa's rail-veyor improves cycle times
- Gold production increased by 9.6%
- Tshepong's 69 level in production build-up phase

Growth projects production performance from Doornkop and Elandsrand old mines

		June 2007	September 2007	Q-on-Q % Variance	September 2006
U/g tonnes milled	('000)	378	415	9.8	398
U/g recovery grade	(g/t)	5.33	5.32	(0.2)	4.63
U/g kilograms produced	(kg)	2 013	2 207	9.6	1 842
U/g working costs	(R/kg)	119 800	137 703	(14.9)	123 439
U/g working costs	(R/tonne)	638	732	(14.7)	571

Growth projects improved their gold output by 9.6% on the back of improved tonnes milled and a flat recovery grade. The improvement in milled tonnes increased revenue by R29.7 million. Operating costs however, increased by 26.0% for the quarter under review and negatively influenced the Rand per kilogram costs. Rand per kilogram costs for these operations increased to R137 703/kg from R119 800/kg.

Doornkop South Reef Capital Project

Project overview

Station development on 202, 205, 207 and 212 levels continues. Access development also continued on 192 and 197 levels with 418m excavated. Secondary development is also underway on 192 level with 320m achieved.

The total shaft has been excavated and during the quarter 105 metres of shaft has been lined and equipped, in addition, station equipping was completed on 192 level while station equipping is underway on 197, 202 and 205 levels. The dual-purpose winder compartment has also being equipped from 132 to 192 levels.

The updated schedule provides for the main shaft to be partially commissioned by December 2007. The first South Reef was mined during the quarter and will increase quarterly until full production anticipated in March 2010.

Annual Capital expenditure profile

Table (Rm)	2003	2004	2005	2006	2007	2008	2009	2010	2011	Total
Actual Sunk	13	98	114	147	256	67				695
Forecast						227	290	91	69	677
Total	13	98	114	147	256	304	290	91	69	1 372

1st production

July 2007

Full production

March 2010

Future milestones

- Rock winder engineering commissioned – December 2007
- Shaft lined and equipped – November 2007
- Main shaft partially commissioned – March 2008
- Rock winder hoisting – June 2008


DOORNKOP SOUTH REEF PROJECT
30-Sep-2007
HARMONY
MAIN SHAFT
VENT SHAFT
SUB VENT SHAFT
ROCK WINDER
FANS ON 96 LEVEL
ROCK WINDER ON 96 LEVEL
MARY ANN WINDER ON 106 LEVEL
BANK ON 106 LEVEL
KIBBLE WINDER ON 126 LEVEL
LOADING BOX
PLUG & DOOR
2nd OUTLET
REEF SILOS
SETTLERS
SHAFT BOTTOM
LOADING ARRANGEMENT
Completed
Planned

Elandsrand Capital Project

Project overview

Elandsrand's No. 2 Service Shaft was put on care and maintenance in September and the 400mm chilled water feed column was installed from 105 level to 95 level. Work on the supporting and lining of the centre hole of 92 level Turbine Dam progressed well with 60 metres completed at the end of the quarter.

The installation of the 400mm chilled water return column from the shaft to the settlers on 98 level and the equipping of the No. 2 Settler progressed well during the quarter. The installation of the 600mm chilled water feed and return columns, connecting the No. 2 and No. 3 Service Shafts on 105 level, progressed slowly.

All the services cables telephones, fire detection, fiber optics, seismicity, lock bells, etc were terminated on levels 102,105,109, 113 and 115 and the rock loading and lock-bell systems were switched over from their temporary arrangement to permanent installation.

Annual Capital expenditure profile

Table (Rm)	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	Total
Actual Sunk	35.6	107.0	106.2	105.5	96.1	119.6	113.7	34.4			718.1
Forecast								101.2	141.0	29.1	271.3
Total	35.6	107.0	106.2	105.5	96.1	119.6	113.7	135.6	141.0	29.1	989.4

Project Production

	Tonnes milled	% Split	Kilograms	% Split
Old Mine	176 269	61	795	45
New Mine	112 602	39	957	55
Total Mine	288 871		1 752	

1st production

October 2003

Full production

June 2012

Future milestones

- Commission 100 level 22 kV sub-station – November 2007
- 115 level pump station commissioned – December 2007
- Access development on 113 level completed – May 2008
- No. 3 Service Shaft sub-bank, headgear and winder installation completed – May 2008

Updated schematic picture of product



ELANDSRAND MINE
MM SHAFT
RV SHAFT
SUB #
VENT #
No 2 Service #
2225 m 73 L
76 L
92 L
95 L
98 L
100 L
102 L
105 L
109 L
113 L
115 L
3566 m 117 L
Installed chilled water feed column from 95 L to 105 L
Raisebore hole lined and supported 60m (total length 75m)
Turbine Complex
Turbine dam
Slipped 348m³ of condensor dam chamber
Refrigeration Complex
Developed 87m of ventilation x/cut & 295m³ of BAC No 1 dam chamber
ELANDSRAND NEW MINE
No 3 Service #
VCR
Cobra Dyke
LT Service cables terminated on each level in Sub-stations from 100 L to 115 L
Settlers (No 1 & No 2)
2696 m
3394 m
Pump Station
Sub Station
Installed 60m chilled water feed & return 600mm columns between No 2 and No 3 Service Shafts

Phakisa Capital Project

Access development completed on 69, 71, 73 and 75 levels. Excellent progress was made with BAC and Fridge plant excavation as well as civil construction.

Settler's design was changed due to adverse ground conditions. Blasting on No. 2 Settler progressed to 7.3m. Phase One's surface infrastructure was completed and civil construction and erection of main building have commenced.

Rail-veyor commissioned and cycle-times improving. Second train scheduled for commissioning in January 2008.

Annual Capital expenditure profile

Table (Rm)	2004	2005	2006	2007	2008	2009	2010	Total
Actual Sunk	117	116	147	227	58			665
Forecast					129	105	35	269
Total	117	116	147	227	187	105	35	1 034

1st production

June 2008

Full production

August 2010

Future milestones

- Final Commissioning of 77 level Crusher – December 2007
- Commissioning of 55 level Bulk Air Cooler – February 2008
- Commissioning of 2nd Rail-veyor train – January 2008
- 69 Level 1st raise-line completion – April 2008
- Full Production – August 2010



Surface Infrastructure Phase 1 completed and civil construction and erection of main building have commenced
Surface
Koepe Winder
55 Level Rock silo Complete
BAC & Fridge plant excavation completed and civil construction progressed to 83% and 84% respectively
Fridge-plant
Rail-Veyor to Nyala
Rail-veyor commissioned and cycle-times improving. 2nd Train scheduled for commissioning Jan08
2528m Access development only completed on 69, 71, 73 & 75 level
Settlers design changed due to adverse ground conditions. Current progress 30% Completed. Blasting on No 2 Settler have progressed to 7,3m

Tshepong – Sub 66 Decline Capital Project

The capital scope of work for 69 level and the sinking of the material/chairlift decline haulages are completed. This level is now in production build-up phase.

The majority of remaining development is on 71 level which is 75% complete and where the access development and raise lines have to be completed by June 2008.

The total project is 93% on budget and no budget overruns are foreseen for the next year.

Annual Capital expenditure profile

Table (Rm)	2003	2004	2005	2006	2007	2008	2009	Total
Actual Sunk	32.8	66.6	40.6	52.9	57.8	13.1	–	263.8
Forecast						16.5	–	16.5
Total	32.8	66.6	40.6	52.9	57.80	29.6		280.3

1st production

April 2007

Full production

July 2009

Future milestones

- Extension of conveyor and monorail to end of decline   – December 2007
- Equipping of ore passes and 72 belt cross cut   – March 2008

Hidden Valley Project
Highlights

■ Work on the tailings storage facility proceeding to plan
■ Waste movement using mining fleets 1 and 2 has exceeded plan by 20%
■ Fifty landowners employed as mining equipment operators; 9 trainees assessed as fully competent to operate haul trucks
■ Kaveroi resource drilling results continue to confirm known mineralisation

Project Overview

The project experienced heavy rainfall in both August and September. Despite the heavy rain reasonable progress continues to be made. Excavation has concentrated on the (RL2035) pad and the haul road from this location is being improved.

There have been several issues causing delays with the project schedule such as manufacturing delays with the SAG mill and a revised construction schedule for the overland conveyor are the main causes. Thus, engineering is behind plan but should not impact on the overall schedule.

A preliminary route for the overland conveyor from the eastern ROM pad has been established and will be finalised following survey of the route and preliminary conveyor design. Four construction drawings were issued for plant earthworks, grinding area civils and leach tanks.

At the end of the quarter, 62 contract services and procurement packages were awarded. About 95% of process equipment has been awarded while contracted services and major fabrication supply items are in progress. Major packages such as the regrind mill, conveyors, electro-winning cells, SAG mill feed chute transporter, UMW workshop, transformers, switchgear, motor control centres and high voltage cable were awarded.

Construction of the permanent camp is now well underway. Thirty transportable units capable of housing 140 persons have been handed over. Large 40-man units are now under construction with seven units in various stages of completion.

Fifty trainee equipment operators have been employed on the project and of these nine have been assessed as fully competent to operate haul trucks. Confirmation was received from the Department of Labour and Industrial Relations (DLIR) that women could be employed as equipment operators working continuous 12 hour shifts.

Site Geological Update

Stage 1 of the Kaveroi resource definition drilling programme was completed during the quarter. Progress was slow with only 3 242 m drilled against a plan of 5 283 m. Plans are in place to address weather conditions in Stage 2 of the programme. The drilling continues to confirm known mineralisation at depth with positive results for logging and vein intensity studies and has identified a new zone of mineralisation at the meta-sediment/granodiorite contact. Assay results continue to support previously modelled gold grades and indicate higher than expected levels of silver. Intercepts received to date include 18m @ 9.42 g/t Au, 511 g/t Ag and 7.5m @ 31.84 g/t Au, 1 740 g/t Ag.

Further work has been completed on the Hamata Pit design identifying the potential to access an additional 223 000 ounces of indicated and inferred material.

Annual Capital expenditure profile

Table (A$m)	2006	2007	2008	2009	2010	2011	2012	2013	Total
Actual Sunk	20	90	12						123
Forecast			239*	128					366
Total	20	90	251	128					489**

*Includes A$28m for Rio Tinto Royalty buy-out   ** Increased by A$14 m due to project delays

1st production

March 2009

Full production

June 2009

Wafi/Golpu

Project Overview

The Wafi/Golpu pre-feasibility study (PFS) was completed during this quarter. Infrastructure studies were advanced to a PFS level and capital and operating estimates were found to be similar to scoping level estimates which were included in the Golpu Stand Alone PFS. Golpu (copper/gold) is the primary driver for the Wafi site, with the gold projects (Link Zone and NRG1) having potential to add value to the overall site plan when Golpu carries major infrastructure costs. The gold projects are found to be marginal at the present time, however it is expected that additional work at the feasibility stage will identify cost savings has not currently been included in the study, which should improve project economics. Expansion of the resources is the most effective way to improve the gold project economics and, as such, planned exploration programmes at Wafi will continue with a focus on expansion of the mineable resource.

The Golpu stand-alone project has undergone a stage gate review by Harmony project specialists. The review has found the PFS to be adequate and generally in compliance with Harmony's project standards. A recommendation to accept the PFS report will be made to the Harmony Investment Committee during the December quarter, once the final reviews are compiled and report issued.

The project review will continue for much of the coming quarter, with direction of the forward work programme expected by the end of calendar 2007. During the review period work will continue on the Wafi project in the following areas:

- Alkaline Sulphide Leaching test work for the removal of arsenic from concentrate;
- Community Affairs work to establish access to areas not yet allowed by landowners; and
- Exploration drilling and interpretation with a view to increasing the resource base at Wafi.

The project spend for the quarter was 5.6 million Kina (A$2.5 million), with overall project to date expenditure of 42.2 million Kina (A$19.2 million). Only minor expenditure (less than A$400 000) is expected in the coming quarter as final reviews are completed for the project.

Exploration results and programme

A new tenement application encompassing some 184 square kilometres was lodged over the area directly east of the Biamena Prospect. The area is highly perspective for Cu-Au mineralisation and includes several limestone occurrences. Highlights from the work completed during first quarter FY08 are outlined below:

Wafi Near Mine (Brownfields)

At *Western zone* three holes were drilled to confirm high grade lodes interpreted to dip to the northwest. Results have been highly encouraging with significant intercepts received for two of the three holes to date. This prospect may add to the Link Zone resource and ultimately Wafi feasibility.

- WR252: 17m @ 6.9 g/t Au from 250m
           7m @ 4.6 g/t Au from 271m

- WR257: 6.1m @ 2.2 g/t from 10m
           16m @ 5.4 g/t from 196m
           6m @ 3.3 g/t from 407m

Assays for the third hole (WR261) are pending.

The drilling was undertaken to test below significant intercepts in WR219 (26m @ 7.04 g/t Au) and WR204 (21m @ 10 g/t Au). Results now suggest three separate parallel lodes trending north-east and dipping west. Assays for WR261 should extend the strike of the main lode through the grid, and confirm this interpretation.

Drilling to advance this prospect to inferred resources is planned.

Nambonga North

The *Nambonga North* prospect represents a porphyry Cu-Au target located approximately 2 km northwest of the Golpu Cu-Au deposit. Drilling during the quarter encountered a major new zone of mineralisation with an intercept of:

- WR258: 74m @ 4.3 % Zn, 1.2% Pb, 54 g/t Ag, 5.6 g/t Au from 125m (intercept based on a 1% Zn cut-off and a maximum internal waste interval of 3m)

This was the first of two drill holes designed to test an electromagnetic (EM) conductor coincident with a magnetic high and anomalous surface Cu – Au geochemistry. The mineralised interval in the drill hole correlates with a zone of brecciated massive sulphide, dominated by Pyrite/Marcasite, Sphalerite and Galena.

A second hole WR262, collared 50m in front of WR258, was in progress at 460m at quarter-end. Geology encountered in this latest hole is extremely encouraging with chalcopyrite, magnetite, hematite and lesser pyrite disseminated in porphyry and silica cap type material.

Mineralisation encountered in WR258 is currently interpreted as a base metal lode peripheral to a mineralised porphyry stock.

Planned follow-up drilling includes step-out drilling to the north, into the core of the magnetic high and where data also suggests that the EM conductor is better developed.


Nambonga North
WR258: 74m @ 4.3 % Zn, 1.2% Pb, 54 g/t Ag, 5.6 g/t Au from 125m
WR262 intersected porphyry style alteration and mineralisation form 200m depth. Possible Golpu style orebody.
NAMBONGA NORTH
WR258
Malaria West Anomaly
Outcropping shear hosted sulphide mineralisation exposed in recent program of bench mapping and sampling. Results pending
Western Zone
Significant drill results:
WR252: 17m @ 6.9 g/t Au from 250m
WR257: 16m @ 5.4 g/t from 196m
High grade, NW dipping subparallel lodes. Infill work required for compliant resource
ZONE B
LINK ZONE
GOLPU
Golpu Porphyry
163 Mt @ 1.1% Cu, 0.57 g/t Au, 132 ppm Mo
3.9B lb Cu, 47M lb Mo 2.96 Moz Au
WAFI TRANSFER STRUCTURE
Wafi Au Resource
110Mt @ 1.85 g/t for 6.51 Moz Au
ZONE A
HARMONY
LEGEND
Drillhole
Active prospect
Wafi Diatreme
Babwaf Conglomerate
Owen Stanley Metamorphics
N
0 0.2 0.4 0.8
Kilometers

OPERATING AND FINANCIAL RESULTS (Rand/metric) (unaudited) (Continued operations)

			Underground production – South Africa				Other Surface	Kalgold Surface	Total Surface	South Africa Total	Australia	PNG	Harmony Total
			Quality Ounces	Growth Projects	Leveraged Ounces	Total Underground							
Ore milled	– t'000	Sep-07	1 470	415	959	2 844	2 212	336	2 548	5 392	–	–	5 392
		Jun-07	1 535	378	835	2 748	1 399	274	1 673	4 421	–	–	4 421
Gold Produced	– kg	Sep-07	8 341	2 207	4 076	14 624	653	663	1 316	15 940	–	–	15 940
		Jun-07	7 745	2 013	3 438	13 196	500	430	930	14 126	–	–	14 126
Yield	– g/tonne	Sep-07	5.67	5.32	4.25	5.14	0.30	1.97	0.52	2.96	–	–	2.96
		Jun-07	5.05	5.33	4.12	4.80	0.36	1.57	0.56	3.20	–	–	3.20
Cash Operating Costs	– R/kg	Sep-07	118 568	137 703	161 780	133 500	82 496	109 582	96 142	130 416	–	–	130 416
		Jun-07	141 949	119 800	196 076	152 672	81 284	114 809	96 785	148 993	–	–	148 993
Cash Operating Costs	– R/tonne	Sep-07	673	732	688	686	24	216	50	386	–	–	386
		Jun-07	716	638	807	733	29	180	54	476	–	–	476
Working Revenue	(R'000)	Sep-07	1 302 472	343 686	638 866	2 285 024	101 235	103 184	204 419	2 489 443	–	–	2 489 443
		Jun-07	1 172 037	303 275	521 961	1 997 273	76 128	65 035	141 163	2 138 436	–	–	2 138 436
Cash Operating Costs	(R'000)	Sep-07	988 979	303 911	659 415	1 952 305	53 870	72 653	126 523	2 078 828	–	–	2 078 828
		Jun-07	1 099 395	241 158	674 110	2 014 663	40 642	49 368	90 010	2 104 673	–	–	2 104 673
Cash Operating Profit	(R'000)	Sep-07	313 493	39 775	(20 549)	332 719	47 365	30 531	77 896	410 615	–	–	410 615
		Jun-07	72 642	62 117	(152 149)	(17 390)	35 486	15 667	51 153	33 763	–	–	33 763
Capital Expenditure	(R'000)	Sep-07	236 892	238 086	82 793	557 771	–	2 031	2 031	559 802	–	160 704	720 506
		Jun-07	243 918	210 280	76 217	530 415	–	390	390	530 805	–	279 341	810 146

Quality Ounces - Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong.

Growth Projects - Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project.

Leveraged Ounces - Bambanani, Joel, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel and Brand 3.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

		For the quarter ended	
		30 September 2007	30 June 2007
Continuing operations			
Ore milled	– t'000	5 392	4 421
Gold produced	– kg	15 940	14 126
Gold price received	– R/kg	156 176	151 383
Cash operating costs	– R/kg	130 416	148 993
Discontinuing operations			
Ore milled	– t'000	870	887
Gold produced	– kg	1 996	2 270
Gold price received	– R/kg	153 177	152 600
Cash operating costs	– R/kg	165 442	150 342
		R million	R million
Continuing operations			
Revenue		2 489	2 139
Cash operating costs		(2 078)	(2 105)
Cash operating profit		411	34
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(224)	(225)
Corporate expenditure		(72)	(89)
Reversal of provision for rehabilitation costs		–	20
Operating profit/(loss)		115	(260)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities		(12)	(11)
Care and maintenance costs of restructured shafts		(9)	(10)
Share based compensation		(10)	(3)
Exploration expenditure		(44)	(61)
Impairment of assets		–	123
Loss from associates		–	(1)
Gain on financial instruments		4	29
(Loss)/profit on sale of property, plant and equipment		(2)	93
Other expenses – net		(19)	(49)
Provision for former employees' post retirement benefits		–	13
Mark-to-market of listed investments		34	31
Loss on sale of listed investment		(459)	(37)
Investment income		67	85
Finance cost		(133)	(216)
Loss before taxation		(468)	(274)
Taxation		(10)	138
Net loss from continuing operation		(478)	(136)
Discontinued operations			
Loss from discontinued operations		(92)	(243)
Loss from measurement to fair value less cost to sell		(7)	(274)
		(577)	(653)
Loss per share from continued operations attributable to the equity holders of the Company during the year (cents)			
– Basic loss *		(120)	(34)
– Headline loss *		(21)	(72)
– Fully diluted loss ** ***		(120)	(34)
Loss per share from discontinued operations attributable to the equity holders of the Company during the year (cents)			
– Basic loss *		(24)	(129)
– Headline loss *		(22)	(61)
– Fully diluted loss ** ***		(24)	(129)

Prepared in accordance with International Financial Reporting Standards

   * Calculated on weighted average number of shares in issue at quarter end 30 September 2007: 399.5 million (30 June 2007: 398.6 million).

  ** Calculated on weighted average number of diluted shares in issue at quarter end 30 September 2007: 402.8 million (30 June 2007: 403.1 million).

*** The effect of the share options is anti-dilutive.

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)

	Notes	For the period ended 30 September 2007 R million	30 September 2006 (restated)* R million
Continuing operations			
Revenue		2 489	2 380
Production cost (exclusive of amortisation and depreciation of mining properties, mine development costs and mine plant facilities)	2	(2 078)	(1 589)
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(224)	(233)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities		(12)	(17)
Corporate expenditure		(72)	(56)
Exploration expenditure		(44)	(34)
Care and maintenance costs of restructured shafts		(9)	(17)
Share-based compensation		(10)	(11)
Reversal of provision for rehabilitation costs		–	(2)
(Loss)/profit on sale of property, plant and equipment		(2)	13
Gain on financial instruments	3	4	19
Other (expenses)/income – net		(19)	19
Operating profit		23	472
Loss from associates	4	–	(48)
Loss on sale of listed investment	5	(459)	–
Mark-to-market of listed investments		34	24
Investment income		67	37
Finance cost		(133)	(93)
(Loss)/profit before tax		(468)	392
Taxation		(10)	(123)
Net (loss)/profit from continuing operations		(478)	269
Discontinued operations			
(Loss)/profit from discontinued operations	6	(92)	8
Loss from measurement to fair value less cost to sell	6	(7)	–
Net (loss)/profit		(577)	277
(Loss)/earnings per share for profit from continued operations attributable to the equity holders of the Company during the year (cents)	7		
– Basic (loss)/earnings		(120)	68
– Fully diluted (loss)/earnings		(120)	67
(Loss)/earnings per share for profit from discontinued operations attributable to the equity holders of the Company during the year (cents)	7		
– Basic (loss)/earnings		(24)	2
– Fully diluted (loss)/earnings		(24)	2

The accompanying notes are an integral part of these condensed consolidated financials statements.

* The comparative figures for 2006 were adjusted to exclude the discontinued operations.

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

	Notes	At 30 September 2007 (Unaudited) R million	At 30 June 2007 (Audited) R million	At 30 September 2006 (Unaudited) R million
ASSETS				
Non-current assets				
Property, plant and equipment		24 899	24 398	23 849
Intangible assets		2 308	2 307	2 270
Restricted cash		5	5	286
Investments in financial assets		1 461	1 387	2 306
Investments in associates	5	7	7	1 860
Deferred income tax		1 914	2 321	1 643
Trade and other receivables		100	95	82
		30 694	30 520	32 296
Current assets				
Inventories		790	742	730
Investments in financial assets		–	2 484	–
Trade and other receivables		778	918	871
Income and mining taxes		26	16	25
Restricted cash		–	274	–
Cash and cash equivalents		1 567	711	582
		3 161	5 145	2 208
Non-current assets classified as held for sale	6	1 279	1 284	–
		4 440	6 429	2 208
Total assets		35 134	36 949	34 504
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		25 652	25 636	25 521
Other reserves		20	(349)	(88)
Accumulated loss		(2 258)	(1 681)	(1 738)
		23 414	23 606	23 695
Non-current liabilities				
Borrowings	8	3 842	1 743	2 637
Deferred income tax		4 602	5 000	4 092
Derivative financial instruments	9	–	–	609
Provisions for other liabilities and charges		1 231	1 216	1 009
		9 675	7 959	8 347
Current liabilities				
Trade and other payables		1 421	1 755	1 448
Borrowings		15	2 855	1 006
Bank overdraft		–	220	–
Shareholders for dividends		7	7	8
		1 443	4 837	2 462
Liabilities directly associated with non-current assets classified as held for sale	6	602	547	–
		2 045	5 384	2 462
Total equity and liabilities		35 134	36 949	34 504
Number of ordinary shares in issue		400 011 182	399 608 384	397 549 945
Net asset value per share (cents)		5 853	5 902	5 960

The accompanying notes are an integral part of these condensed consolidated financials statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD ENDING 30 SEPTEMBER 2007 (Rand)

	Issued share capital R million	Other reserves R million	Retained earnings R million	Total R million
Balance as 1 July 2007	25 636	(370)	(1 681)	23 585
Issue of share capital	16	–	–	16
Currency translation adjustment and other	–	390	–	390
Net earnings	–	–	(577)	(577)
Balance as at 30 September 2007	25 652	20	(2 258)	23 414
Balance as 1 July 2006	25 489	(271)	(2 015)	23 203
Issue of share capital	32	–	–	32
Currency translation adjustment and other	–	183	–	183
Net loss	–	–	277	277
Balance as at 30 September 2006	25 521	(88)	(1 738)	23 695

SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDING 30 SEPTEMBER 2007

(Rand)(unaudited)

	Three months ended 30 September 2007 R million	Three months ended 30 September 2006 R million	Three months ended 30 June 2007 R million
Cash flow from operating activities			
Cash generated/(utilised) by operations	54	471	(248)
Interest and dividends received	69	39	87
Interest paid	(59)	(45)	(83)
Income and mining taxes paid	(12)	–	(11)
Cash generated/(utilised) by operating activities	52	465	(255)
Cash flow from investing activities			
Decrease/(increase) in restricted cash	274	(30)	225
Net proceeds on disposal of listed investments	1 310	30	166
Acquisition of investment in associate	–	–	–
Net additions to property, plant and equipment	(833)	(562)	(784)
Other investing activities	(51)	–	(10)
Cash generated/(utilised) by investing activities	700	(562)	(401)
Cash flow from financing activities			
Long-term loans raised	286	–	651
Ordinary shares issued – net of expenses	19	32	37
Dividends paid	–	–	(7)
Cash generated by financing activities	305	32	681
Foreign currency translation adjustments	20	(4)	(7)
Net increase/(decrease) in cash and equivalents	1 077	(69)	18
Cash and equivalents – beginning of period	494	651	476
Cash and equivalents – end of period	1 571	582	494

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/(UTILISED) BY OPERATIONS FOR THE PERIOD ENDING 30 SEPTEMBER 2007 (Rand)

	Three months ended 30 September 2007 R million	Three months ended 30 September 2006 R million	Three months ended 30 June 2007 R million
Cash operating profit	386	891	39
Other cash items per income statement:			
Other income (Including interest received and profit on sale of mining assets)	41	67	138
Employment termination, restructuring and care and maintenance costs	(12)	(20)	(14)
Corporate, administration and other expenditure	(77)	(59)	(87)
Exploration expenditure	(55)	(41)	(70)
Provision for rehabilitation costs	–	(2)	(1)
Cash flow statement adjustments:			
Cost of close out of hedges	–	(55)	(367)
Profit on sale of mining assets	3	(13)	(93)
Interest and dividends received	(69)	(39)	(87)
Other non-cash items	(22)	(34)	(9)
Effect of changes in operating working capital items:			
Receivables	59	(150)	241
Inventories	(54)	(64)	(143)
Accounts payable	276	66	244
Accrued liabilities	(422)	(76)	(39)
Cash generated/(utilised) by operations	54	471	(248)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING 30 SEPTEMBER 2007

1. Basis of accounting

   The condensed consolidated financial statements for the period ending 30 September 2007 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2007. These condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting and should be read in conjunction with the financial statement as at and for the year ended 30 June 2007.

   New accounting standards and IFRIC interpretations

   Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2008. These new standards and interpretations have not been early adopted by the Group and a reliable estimate of the impact of the adoption thereof for the Group cannot yet be determined for all of them, as management are still in the process of determining the impact thereof on future financial statements.

   At the date of finalising of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

Title	Effective date
New Statement	
• IFRS 8 Operating segments	# Financial year commencing on or after 1 January 2009
Amendments	
• IAS 23 (Revised) Borrowings Costs(Revised March 2007)	# Financial year commencing on or after 1 January 2009
New Interpretation	
• IFRIC 12 – Service Concession Arrangements	# Financial year commencing on or after 1 January 2008

   # Not yet assessed

2. Cash operating profit

   The format of the income statement is now presented 'by nature' as per the requirements of IFRS 5. The major differences is that 'cash operating costs' and 'cash operating profit' are not reflected on the face of the income statement anymore. 'Cash operating costs' are now included under 'Production costs'.

   If no change was effected, the cash operating profit would have been as following:

	30 September 2007 R million	30 September 2006 R million
Revenue	2 489	2 380
Cash operating costs	(2 078)	(1 589)
Cash operating profit	411	791

3. Gain/(loss) on financial instruments

   The Australian gold hedge book was closed out during the June 2007 quarter, leaving only the Abelle Limited forward exchange contract that resulted in a marked-to-market gain of R4.4 million.

4. Investment in associate

Harmony accounted for its 29.2% stake in Western Areas Limited through its subsidiary, ARMgold/Harmony Joint Investment Company Pty Ltd, on the equity basis for accounting until 1 December 2006. On this date Harmony excepted Gold Fields Limited's (GFI) offer of 35 GFI shares for every 100 Western Area Limited shares held. The remaining investment in the Goldfields shares were sold during the September 2007 quarter for a loss of R459 million, refer to note 5.

	30 September 2007 R million	30 September 2006 R million
5. Loss on sale of listed investments		
Loss on sale of investment in Gold Fields Limited	459	–
	459	–

6. Non-current assets held for sale and discontinued operations

The assets and liabilities related to Mt Magnet and South Kal (operations in Australia), ARMgold Welkom and Orkney operations (operations in the Free State and Northwest areas), and Kudu and Sable (operations in the Free State area), which have been presented as held for sale following the approval of the Group's management and the Board of Directors on 20 April 2007.

	30 September 2007 R million	30 September 2006 R million
Operating cash flows	(46)	86
Investing cash flows	18	(418)
Financing cash flows	–	–
Foreign exchange translation adjustment	(3)	6
Total cash flows	(31)	(326)
(a) Non-current assets classified as held for sale		
Property, plant and equipment	970	–
Restricted cash	5	–
Investment financial assets	67	–
Deferred income tax	47	–
Inventories	127	–
Trade and other receivables	47	–
Income and mining taxes	12	
Cash and cash equivalents	4	–
	1 279	–
(b) Liabilities directly associated with non-current assets classified as held for sale		
Borrowings	1	–
Deferred income tax	23	–
Provisions for other liabilities and charges	312	–
Trade and other payables	266	–
	602	–
(c) Analysis of the results of discontinued operations, and the results recognised on the re-measurement of assets or disposal group		
Revenue	306	410
Expenses	(401)	(403)
(Loss)/profit from discontinued operations before tax	(95)	7
Taxation	3	1
(Loss)/profit from discontinued operations after tax	(92)	8
Pre-tax loss recognised on the re-measurement of assets of disposal	(10)	–
Taxation	3	–
Profit for the year from discontinued operations	(99)	8

7. (Loss)/earnings per share

(Loss)/earnings per share is calculated on the weighted average number of shares in issue for the quarter ended 30 September 2007: 399.5 million (30 June 2007: 398.6 million; 30 September 2006: 396.8 million)

The fully diluted (loss)/earnings per share is calculated on weighted average number of diluted shares in issue for the quarter ended 30 September 2007: 402.8 million (30 June 2007: 403.1 million; 30 September 2006: 402.9 million). The effect of the share options is anti-dilutive.

	30 September 2007 R million	30 June 2007 R million	30 September 2006 R million
Total (loss)/earnings per share (cents):			
– Basic (loss)/earnings	(143)	(163)	70
– Headline (loss)/earnings	(43)	(133)	66
– Fully diluted (loss)/earnings	(143)	(163)	69
Reconciliation of headline earnings/(loss)			
Continued operations			
Net (loss)/profit	(478)	(136)	269
Adjusted for:			
Loss/(profit) on sale of property, plant and equipment	1	(66)	(14)
Loss on sale of listed investment	392	31	–
Reversal of impairment of assets	–	(117)	–
Headline profit/(loss)	(84)	(288)	255
Discontinued operations			
Net (loss)/profit	(99)	(517)	8
Adjusted for:			
Impairment of assets	7	274	–
Headline (loss)/profit	(92)	(243)	8

	30 September 2007 R million	30 September 2006 R million
8. Borrowings		
Unsecured long-term borrowings		
Convertible unsecured fixed rate bonds	1 562	1 482
Rand Merchant Bank term loan facility	–	1 000
Africa Vanguard Resources (Proprietary) Limited	32	32
	1 594	2 514
Less: Short term portion	–	(1 000)
Total unsecured long-term borrowings	1 594	1 514
Secured long-term borrowings		
Gold Fields Limited	–	5
Westpac Bank Limited	88	–
Africa Vanguard Resources (Doornkop) (Pty) Limited (Nedbank Limited)	175	159
ARM Empowerment Trust 1 (Nedbank Limited)	–	412
ARM Empowerment Trust 2 (Nedbank Limited)	–	552
Auriel Alloys	–	1
Nedbank Limited	2 000	–
	2 263	1 129
Less: Short term portion	(15)	(6)
Total unsecured long-term borrowings	2 248	1 123
Total long-term borrowings	3 842	2 637

	30 September 2007 R million	30 September 2006 R million

9. Derivative financial instruments

Forward exchange commitment

Abelle Limited an indirect subsidiary, has a forward exchange contract in place for the purchase of the mining fleet used on the Hidden Valley project. The forward exchange contract is classified as speculative and the mark-to-market movement, R4.4 million, is reflected in the income statement.

10. Commitments and Contingencies

	30 September 2007 R million	30 September 2006 R million
Capital expenditure commitments		
Contracts for capital expenditure	462	117
Authorised by the directors but not contracted for	1 870	2 071
	2 332	2 188

This expenditure will be financed from existing resources and where appropriate, borrowings.

Contingent liabilities		
Guarantees and suretyships	18	18
Environmental guarantees	129	129
	147	147

11. Subsequent events

On 25 September 2007, Harmony Gold Mining Company Limited announced that it had entered into an agreement with Pamodzi Gold Limited (Pamodzi), where Pamodzi will render management services to ARMgold, with respect to the Orkney shafts. The commencement date was 25 September 2007 and the termination date is the earliest of the effective date (where the Orkney assets are sold to Pamodzi) or the date on which the sale of shares agreement fails to become of any force.

In consideration for rendering the management services, ARMgold shall pay Pamodzi an amount equal to the aggregate of the net smelter revenues for each production month, less the aggregate of the business expenses for that production month plus value-added tax.

12. GEOGRAPHICAL AND SEGEMENT INFORMATION QUARTER ENDING 30 SEPTEMBER 2007 SOUTH AFRICA (Rand/metric)

	Revenue Rm	Cash operating cost Rm	Cash operating profit/(loss) Rm	Capital expenditure Rm	Kilograms gold	Tons milled T'000	Grade	Operating Cost R/kg
Quality ounces								
Masimong	171	189	(18)	30	1 096	241	4.55	173 881
Leveraged ounces								
Harmony 2	68	71	(3)	10	438	126	3.44	162 244
Merriespruit 1	49	60	(11)	9	314	94	3.35	192 605
Merriespruit 3	57	60	(3)	9	363	107	3.41	164 878
Unisel	98	85	13	9	628	139	4.53	134 873
Brand 3	70	62	8	5	445	108	4.13	138 914
Brand 5	–	4	(4)	–	–	–	–	–
Saaiplaas 3	–	–						
Surface	46	22	24	5	297	1 577	0.19	73 267
Other	–	–	–	–	–	–	–	–
Total Freestate	**559**	**553**	**6**	**77**	**3 581**	**2 392**	**1.50**	**154 865**
Evander operations								
Quality ounces								
Evander 5	75	66	9	10	477	82	5.82	137 615
Evander 7	103	76	27	35	663	106	6.26	114 018
Evander 8	173	107	66	25	1 104	184	6.00	97 365
Evander 9	–	–	–	–	–	–	–	–
Surface	–	–	–	1	–	–	–	–
Other								
Total Evander	**351**	**249**	**102**	**71**	**2 244**	**372**	**6.03**	**110 840**
Randfontein operations								
Quality ounces								
Cooke 1	84	65	19	3	537	82	6.56	120 404
Cooke 2	84	59	25	10	541	90	6.00	108 687
Cooke 3	139	90	49	30	890	149	5.96	101 880
Growth projects								
Doornkop	71	63	8	71	454	126	3.61	139 057
Surface	42	22	20	13	272	513	0.53	80 306
Other	–							
Total Randfontein	**420**	**299**	**121**	**127**	**2 694**	**960**	**2.81**	**111 032**
Elandsrand operations								
Growth projects								
Elandsrand	273	241	32	84	1 753	289	6.07	137 345
Surface	–	–						
Other	–							
Total Elandsrand	**273**	**241**	**32**	**84**	**1 753**	**289**	**6.07**	**137 345**

	Revenue Rm	Cash operating cost Rm	Cash operating profit/(loss) Rm	Capital expenditure Rm	Kilograms gold	Tons milled T'000	Grade	Operating Cost R/kg
Freegold operations								
Quality operations								
Tshepong	367	245	122	52	2 345	386	6.08	104 352
Growth projects								
Phakisa	–	–	–	62	–	–	–	–
Leveraged ounces								
Bambanani	203	202	1	25	1 275	238	5.35	158 764
Joel	65	69	(4)	11	419	81	5.15	163 915
Eland	–	–	–	–	–	–	–	–
Kudu/Sable	–	–	–	–	–	–	–	–
West shaft	–	–	–	–	–	–	–	–
Nyala	–	–	–	–	–	–	–	–
St Helena	27	46	(19)	3	176	53	3.30	259 032
AMF	3	–	3	–	18	13	1.41	25 140
Surface	6	5	1	6	43	64	0.67	118 844
Other	–							
Total Freegold	671	567	104	159	4 276	835	5.12	132 688
ARMgold operations								
Leveraged ounces								
Orkney 2	53	58	(5)	6	339	60	5.65	171 302
Orkney 4	41	56	(15)	9	267	80	3.33	208 703
Orkney 7	20	31	(11)	11	130	58	2.23	240 669
Surface	–	–	–	–	–	–	–	–
Other	–							
Total ARMgold	114	145	(31)	26	736	198	3.71	197 094
Avgold operations								
Quality ounces								
Target	106	91	15	34	688	150	4.60	131 930
Surface	6	5	1	5	41	58	0.70	127 341
Other	–							
Total Avgold	112	96	16	39	729	208	3.51	131 674
Kalgold operations								
Surface	103	73	30	2	663	336	1.97	109 547
Other	–							
Total Kalgold	103	73	30	2	663	336	1.97	109 547
Other entities	–	–	–	–	–	–	–	–
Total South Africa	2 603	2 223	380	585	16 676	5 590	2.96	130 417
Australia								
Mt Magent	104	114	(10)	40	738	398	1.85	154 648
South Kal	87	71	16	51	522	274	1.90	135 186
Papua New Guinea	–	–	–	161	–	–	–	–
Other entities	–	–	–	–	–	–	–	–
Total Australia	191	185	6	252	1 260	672	1.88	146 588
Total Harmony	2 794	2 408	386	837	17 936	6 262	2.86	134 304

	Revenue Rm	Cash operating cost Rm	Cash operating profit/(loss) Rm	Capital expenditure Rm	Kilograms gold	Tons milled T'000	Grade	Operating Cost R/kg
Included in the above are the following discontinued operations:								
South Africa								
Orkney 2	53	58	(5)	6	339	60	5.65	171 302
Orkney 4	41	56	(15)	9	267	80	3.33	208 703
Orkney 7	20	31	(11)	11	130	58	2.23	240 669
ARM surface	–	–	–	–	–	–	–	–
Kudu/Sable	–	–	–	–	–	–	–	–
Total SA	114	145	(31)	26	736	198	3.71	197 094
Australia								
Mt Magent	104	114	(10)	40	738	398	1.85	154 648
South Kal	87	71	16	51	522	274	1.90	135 186
Total Australia	191	185	6	91	1 260	672	1.88	146 589
Total Harmony – discontinued operations	305	330	(25)	117	1 996	870	2.29	165 442
Total Harmony – continuing operations	2 489	2 078	411	720	15 940	5 392	2.96	130 416

GEOGRAPHICAL AND SEGEMENT INFORMATION QUARTER ENDING 30 SEPTEMBER 2006 SOUTH AFRICA (Rand/metric)

	Revenue Rm	Cash operating cost Rm	Cash operating profit/(loss) Rm	Capital expenditure Rm	Kilograms gold	Tons milled T'000	Grade	Operating Cost R/kg
Freestate operations								
Quality ounces								
Masimong	189	126	63	25	1 301	249	5.22	96 209
Leveraged ounces								
Harmony 2	41	51	(10)	6	288	86	3.34	172 665
Merriespruit 1	52	40	12	5	362	107	3.39	111 333
Merriespruit 3	53	41	12	5	367	103	3.56	112 972
Unisel	94	55	39	9	653	136	4.79	84 321
Brand 3	56	43	13	2	387	108	3.57	111 866
Brand 5	1	3	(2)	–	6	1	–	–
Saaiplaas 3	–	–						
Surface	22	16	6	5	149	307	0.49	108 229
Other	–							
Total Freestate	508	375	133	57	3 513	1 097	3.20	106 471
Evander operations								
Quality ounces								
Evander 5	60	56	4	10	418	101	4.15	134 868
Evander 7	71	58	13	21	490	100	4.92	119 180
Evander 8	136	83	53	20	943	201	4.68	87 722
Evander 9	–	–	–	–	–	–	–	–
Surface	–	–	–	1	–	–	–	–
Other								
Total Evander	267	197	70	52	1 851	402	4.61	106 696
Randfontein operations								
Quality ounces								
Cooke 1	81	63	18	5	565	103	5.51	111 398
Cooke 2	83	50	33	7	578	95	6.09	86 922
Cooke 3	134	89	45	18	931	147	6.32	95 878
Growth projects								
Doornkop	64	52	12	58	443	127	3.48	116 686
Surface	10	3	7	12	71	46	1.54	42 884
Other	–							
Total Randfontein	372	257	115	100	2 588	518	4.99	99 364
Elandsrand operations								
Growth projects								
Elandsrand	201	176	25	64	1 399	271	5.18	125 548
Surface	–	–	–	2	–	–	–	–
Other	–	–	–	–	–	–	–	–
Total Elandsrand	201	176	25	66	1 399	271	5.18	125 548

	Revenue Rm	Cash operating cost Rm	Cash operating profit/(loss) Rm	Capital expenditure Rm	Kilograms gold	Tons milled T'000	Grade	Operating Cost R/kg
Freegold operations								
Quality operations								
Tshepong	434	199	235	48	3 037	459	6.61	65 656
Growth projects								
Phakisa	–	–	–	53	–	–	–	–
Leveraged ounces								
Bambanani	210	176	34	25	1 472	283	5.20	119 870
Joel	109	62	47	5	760	145	5.26	81 602
Eland	6	–	6	–	42	4	–	–
Kudu/Sable	–	–	–	–	–	–	–	–
West shaft	17	23	(6)	2	121	43	2.80	188 825
Nyala	–	–	–	–	–	–	–	–
St Helena	19	31	(12)	1	135	46	2.91	231 275
AMF	–	–	–	–	–	–	–	–
Surface	6	–	6	2	7	42	0.17	65 698
Other	–							
Total Freegold	801	491	310	136	5 574	1 022	5.45	88 355
ARMgold operations								
Leveraged ounces								
Orkney 2	49	51	(2)	7	345	79	4.38	147 768
Orkney 4	66	54	12	10	461	108	4.29	116 979
Orkney 7	14	17	(3)	14	98	39	2.49	173 280
Surface	–	–	–	–	–	–	–	–
Other	–							
Total ARMgold	129	122	7	31	904	226	4.00	134 840
Avgold operations								
Quality ounces								
Target	164	46	118	22	1 129	210	5.39	40 350
Surface	1	3	(2)	–	4	32	0.11	802 588
Other	–							
Total Avgold	165	49	116	22	1 133	242	4.68	42 741
Kalgold operations								
Surface	66	44	22	1	461	478	0.97	94 882
Other	–							
Total Kalgold	66	44	22	1	461	478	0.97	94 882
Other entities	–							
Total South Africa	2 509	1 711	798	465	17 423	4 256	4.09	98 199
Australia								
Mt Magent	198	122	76	20	1 438	436	3.30	84 935
South Kal	83	66	17	19	611	363	1.68	108 384
Papua New Guinea	–	73						
Other entities	–	–						
Total Australia	281	188	93	112	2 049	799	2.56	91 914
Total Harmony	2 790	1 899	891	577	19 472	5 055	3.85	97 538

	Revenue Rm	Cash operating cost Rm	Cash operating profit/(loss) Rm	Capital expenditure Rm	Kilograms gold	Tons milled T'000	Grade	Operating Cost R/kg
Included in the above are the following discontinued operations:								
South Africa								
Orkney 2	49	51	(2)	7	345	79	4.38	147 768
Orkney 4	66	54	12	10	461	108	4.29	116 979
Orkney 7	14	17	(3)	14	98	39	2.49	173 280
ARM surface	–	–	–	–	–	–	–	–
Kudu/Sable	–	–	–	–	–	–	–	–
Total SA	129	122	7	31	904	226	4.00	134 840
Australia								
Mt Magent	198	122	76	20	1 438	436	3.30	84 935
South Kal	83	66	17	19	611	363	1.68	108 384
Total Australia	281	188	93	39	2 049	799	2.56	91 914
Total Harmony – discontinued operations	410	310	100	70	2 953	1 025	2.88	165 359
Total Harmony – continuing operations	2 380	1 589	791	507	16 519	4 030	4.10	96 192
Quarter average exchange rate:		7.0977	7.0885					

OPERATING AND FINANCIAL RESULTS (US$/imperial)(unaudited) (Continued operations)

			Underground production – South Africa				Other Surface	Kalgold Surface	Total Surface	South Africa Total	Australia	PNG	Harmony Total
			Quality Ounces	Growth Projects	Leveraged Ounces	Total Underground							
Ore milled	– t'000	Sep-07	1 621	458	1 058	3 137	2 439	371	2 810	5 947	–	–	5 947
		Jun-07	1 693	417	921	3 031	1 543	302	1 845	4 876	–	–	4 876
Gold Produced	– oz	Sep-07	268 168	70 956	131 046	470 170	20 994	21 316	42 310	512 480	–	–	512 480
		Jun-07	249 006	64 719	110 534	424 259	16 075	13 825	29 900	454 159	–	–	454 159
Yield	– oz/t	Sep-07	0.17	0.15	0.12	0.15	0.01	0.06	0.02	0.09	–	–	0.09
		Jun-07	0.15	0.16	0.12	0.14	0.01	0.05	0.02	0.09	–	–	0.09
Cash Operating Costs	– $/oz	Sep-07	520	603	709	585	362	480	421	572	–	–	572
		Jun-07	623	526	860	670	357	504	425	654	–	–	654
Cash Operating Costs	– $/t	Sep-07	86	93	88	88	3	28	6	49	–	–	49
		Jun-07	92	82	103	94	4	23	7	61	–	–	61
Working Revenue	($'000)	Sep-07	183 506	48 422	90 010	321 938	14 263	14 538	28 801	350 739	–	–	350 739
		Jun-07	165 345	42 784	73 635	281 764	10 740	9 175	19 915	301 679	–	–	301 679
Cash Operating Costs	($'000)	Sep-07	139 338	42 818	92 905	275 061	7 590	10 236	17 826	292 887	–	–	292 887
		Jun-07	155 097	34 021	95 100	284 218	5 734	6 965	12 699	296 917	–	–	296 917
Cash Operating Profit	($'000)	Sep-07	44 168	5 604	(2 895)	46 877	6 673	4 302	10 975	57 852	–	–	57 852
		Jun-07	10 248	8 763	(21 465)	(2 454)	5 006	2 210	7 216	4 762	–	–	4 762
Capital Expenditure	($'000)	Sep-07	33 376	33 544	11 665	78 585	–	286	286	78 871	–	22 642	101 513
		Jun-07	34 411	29 665	10 752	74 828	–	55	55	74 883	–	39 408	114 291

Quality Ounces - Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong.

Growth Projects - Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project.

Leveraged Ounces - Bambanani, Joel, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel and Brand 3.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial)(unaudited)

		For the quarter ended	
		30 September 2007	30 June 2007
Continuing operations			
Ore milled	– t'000	5 947	4 876
Gold produced	– oz	512 480	454 159
Gold price received	– $/oz	684	664
Cash operating costs	– $/oz	572	654
Discontinuing operations			
Ore milled	– t'000	959	978
Gold produced	– oz	64 173	72 981
Gold price received	– $/oz	671	670
Cash operating costs	– $/oz	725	660
		$ million	$ million
Continuing operations			
Revenue		351	302
Cash operating costs		(293)	(297)
Cash operating profit		58	5
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(32)	(32)
Corporate expenditure		(10)	(13)
Reversal of provision for rehabilitation costs		–	3
Operating profit/(loss)		16	(37)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities		(2)	(2)
Care and maintenance costs of restructured shafts		(1)	(1)
Share based compensation		(1)	–
Exploration expenditure		(6)	(9)
Impairment of assets		–	17
Loss from associates		–	–
Gain on financial instruments		1	4
Profit on sale of property, plant and equipment		–	13
Other expenses – net		(3)	(7)
Provision for former employees' post retirement benefits		–	2
Mark-to-market of listed investments		5	4
Loss on sale of listed investment		(65)	(5)
Investment income		9	12
Finance cost		(19)	(30)
Loss before taxation		(66)	(39)
Taxation		(1)	19
Net loss from continuing operations		(67)	(20)
Discontinued operations			
Loss from discontinued operations		(13)	(34)
Loss from measurement to fair value less cost to sell		(1)	(39)
		(81)	(93)
Loss per share from continued operations attributable to the equity holders of the Company during the year (cents)			
– Basic loss *		(17)	(5)
– Headline loss *		(3)	(10)
– Fully diluted loss ** ***		(17)	(5)
Loss per share from discontinued operations attributable to the equity holders of the Company during the year (cents)			
– Basic loss *		(3)	(18)
– Headline loss *		(3)	(9)
– Fully diluted loss ** ***		(3)	(18)

The currency conversion rates average for the quarter: September 2007: US$1 = R7.10 (June 2007: US$1 = R7.09)
Prepared in accordance with International Financial Reporting Standards

* Calculated on weighted average number of shares in issue at quarter end 30 September 2007: 399.5 million (30 June 2007: 398.6 million).

** Calculated on weighted average number of diluted shares in issue at quarter end 30 September 2007: 402.8 million (30 June 2007: 403.1 million).

*** The effect of the share options is anti-dilutive.

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

	For the period ended	
	30 September 2007	30 September 2006 (restated)*
	$ million	$ million
Continuing operations		
Revenue	351	333
Production cost (exclusive of amortisation and depreciation of mining properties, mine development costs and mine plant facilities)	(293)	(223)
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities	(32)	(33)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities	(2)	(2)
Corporate expenditure	(10)	(8)
Exploration expenditure	(6)	(5)
Care and maintenance costs of restructured shafts	(1)	(2)
Share-based compensation	(1)	(2)
Reversal of provision for rehabilitation costs	–	–
Profit on sale of property, plant and equipment	–	2
Gain on financial instruments	1	3
Other (expenses)/income – net	(3)	3
Operating profit	4	66
Loss from associates	–	(7)
Loss on sale of listed investment	(65)	–
Mark-to-market of listed investments	5	3
Investment income	9	5
Finance cost	(19)	(13)
(Loss)/profit before tax	(66)	54
Taxation	(1)	(17)
Net (loss)/profit from continuing operations	(67)	37
Discontinued operations		
(Loss)/profit from discontinued operations	(13)	1
Loss from measurement to fair value less cost to sell	(1)	–
Net (loss)/profit	(81)	38
(Loss)/earnings per share for profit from continued operations attributable to the equity holders of the Company during the year (cents)		
– Basic (loss)/earnings	(17)	9
– Fully diluted (loss)/earnings	(17)	9
(Loss)/earnings per share for profit from discontinued operations attributable to the equity holders of the Company during the year (cents)		
– Basic (loss)/earnings	(3)	–
– Fully diluted (loss)/earnings	(3)	–

The currency conversion rates average for the three months ended: September 2007: US$1 = R7.10 (September 2006: US$1 = R7.14)

The accompanying notes are an integral part of these condensed consolidated financials statements.
* The comparative figures for 2006 were adjusted to exclude the discontinued operations.

CONDENSED CONSOLIDATED BALANCE SHEET (US$)

	At 30 September 2007 $ million	At 30 June 2007 $ million	At 30 September 2006 $ million
ASSETS			
Non-current assets			
Property, plant and equipment	3 619	3 464	3 074
Intangible assets	335	328	293
Restricted cash	1	1	37
Investments financial assets	212	197	297
Investments in associates	1	1	240
Deferred income tax	278	330	211
Trade and other receivables	15	13	11
	4 461	4 334	4 163
Current assets			
Inventories	115	105	94
Investments in financial assets	–	353	–
Trade and other receivables	113	129	112
Income and mining taxes	4	2	3
Restricted cash	–	39	–
Cash and cash equivalents	228	101	75
	460	729	284
Non-current assets classified as held for sale	186	182	–
	646	911	321
Total assets	5 107	5 245	4 447
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	3 728	3 639	3 289
Other reserves	3	(50)	(11)
Accumulated loss	(328)	(239)	(224)
	3 403	3 350	3 054
Non-current liabilities			
Borrowings	558	247	340
Net deferred taxation liabilities	669	710	527
Deferred financial instruments	–	–	78
Provisions for other liabilities and charges	179	173	130
	1 406	1 130	1 075
Current liabilities			
Trade and other payables	208	250	187
Borrowings	2	405	130
Cash and cash equivalents	–	31	–
Shareholders for dividends	1	1	1
	211	687	318
Liabilities directly associated with non-current assets classified as held for sale	87	78	–
	298	765	318
Total equity and liabilities	5 107	5 245	4 447
Number of ordinary shares in issue	400 011 182	399 608 384	397 549 945
Net asset value per share (cents)	851	838	768

Balance sheet converted at conversion rate of US$1 = R6.88 (30 June 2007: R7.04) (30 September 2006: R7.76)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD ENDING 30 SEPTEMBER 2007 (US$)

	Issued share capital US$ million	Other reserves US$ million	Retained earnings US$ million	Total US$ million
Balance as 1 July 2007	3 726	(54)	(245)	3 427
Issue of share capital	2	–	–	2
Currency translation adjustment and other	–	57	–	57
Net earnings	–	–	(83)	(83)
Balance as at 30 September 2007	3 728	3	(328)	3 403
Balance as 1 July 2006	3 285	(35)	(260)	2 990
Issue of share capital	4	–	–	4
Currency translation adjustment and other	–	24	–	24
Net earnings	–	–	36	36
Balance as at 30 September 2006	3 289	(11)	(224)	3 054

Balances translated at closing rates of: September 2007: US$1 = R6.88 (September 2006: US$1 = R7.76)

SUMMARISED CASH FLOW STATEMENT FOR THE PERIOD ENDING 30 SEPTEMBER 2007

(US$) (unaudited)

	Three months ended 30 September 2007 US$ million	Three months ended 30 September 2006 US$ million	Three months ended 30 June 2007 US$ million
Cash flow from operating activities			
Cash generated/(utilised) by operations	8	66	(35)
Interest and dividends received	10	5	12
Interest paid	(8)	(6)	(12)
Income and mining taxes paid	(2)	–	(2)
Cash generated/(utilised) by operating activities	8	65	(37)
Cash flow from investing activities			
Decrease/(increase) in restricted cash	39	(4)	31
Net proceeds on disposal of listed investments	183	4	23
Acquisition of investment in associate	–	–	–
Net additions to property, plant and equipment	(117)	(79)	(110)
Other investing activities	(7)	–	(1)
Cash generated/(utilised) by investing activities	98	(79)	(57)
Cash flow from financing activities			
Long-term loans raised	49	–	91
Ordinary shares issued – net of expenses	3	4	5
Dividends paid	–	–	(1)
Cash generated by financing activities	52	4	95
Foreign currency translation adjustments	–	(6)	4
Net increase/(decrease) in cash and equivalents	158	(16)	5
Cash and equivalents – beginning of period	70	91	65
Cash and equivalents – end of period	228	75	70

Operating activities translated at average rates of: Three months ended 30 September 2007: US$1 = R7.10 (Three months ended 30 September 2006: US$1 = R7.14) (Quarter ended 30 June 2007: US$1 = R7.09)

Closing balance translated at closing rates of: 30 September 2007: US$1 = R6.88 (30 September 2006: US$1 = R7.76) (30 June 2007: US$1 = R7.04)

GEOGRAPHICAL AND SEGEMENT INFORMATION QUARTER ENDING 30 SEPTEMBER 2007 SOUTH AFRICA ($/imperial)

	Revenue $m	Cash operating cost $m	Cash operating profit/(loss) $m	Capital expenditure $m	Gold Produces Ounces	Tons milled (imperial)	Grade	Operating Cost $/ounce
Freestate operations								
Quality ounces								
Masimong	23	27	(4)	4	35 236	266	0.133	762
Leveraged ounces								
Harmony 2	9	9	–	1	14 082	140	0.100	711
Merriespriut 1	7	9	(2)	1	10 095	103	0.098	844
Merriespriut 3	8	8	–	1	11 671	118	0.099	723
Unisel	14	12	2	1	20 191	153	0.132	591
Brand 3	10	9	1	1	14 307	119	0.121	609
Brand 5	–	1	(1)	–	–	–	0.417	191 302
Saaiplaas 3	–	–	–	–	–	–	–	–
Surface	6	3	3	1	9 549	1 739	–	–
Other	–	–	–	–	–	–	–	–
Total Freestate	77	78	(1)	10	115 131	2 638	0.044	679
Evander operations								
Quality ounces								
Evander 5	11	9	2	2	15 336	90	0.170	603
Evander 7	15	11	4	5	21 316	117	0.183	500
Evander 8	24	15	9	3	35 494	203	0.175	427
Evander 9	–	–	–	–	–	–	–	–
Surface	–	–	–	–	–	–	–	–
Other								
Total Evander	50	35	15	10	72 146	410	0.176	486
Randfontein operations								
Quality ounces								
Cooke 1	12	9	3	1	17 265	90	0.191	528
Cooke 2	12	8	4	1	17 393	99	0.175	476
Cooke 3	20	13	7	4	28 614	165	0.174	446
Growth projects								
Doornkop	10	9	1	10	14 596	139	0.105	609
Surface	6	3	3	2	8 745	566	0.015	352
Other								
Total Randfontein	60	42	18	18	86 613	1 059	0.082	487
Elandsrand operations								
Growth projects								
Elandsrand	38	34	4	12	56 360	319	0.177	602
Surface	–	–	–	–	–	–	–	–
Other								
Total Elandsrand	38	34	4	12	56 360	319	0.177	602

	Revenue $m	Cash operating cost $m	Cash operating profit/(loss) $m	Capital expenditure $m	Gold Produces Ounces	Tons milled (imperial)	Grade	Operating Cost $/ounce
Freegold operations								
Quality operations								
Tshepong	52	34	18	7	75 393	425	0.177	457
Growth projects								
Phakisa	–	–	–	9	–	–	–	–
Leveraged ounces								
Bambanani	29	29	–	4	40 992	263	0.156	696
Joel	9	10	(1)	2	13 471	90	0.150	718
Eland	–	–	–	–	–	–	–	–
Kudu/Sable	–	–	–	–	–	–	–	–
West shaft	–	–	–	–	–	–	–	–
Nyala	–	–	–	–	–	–	–	–
St Helena	4	6	(2)	–	5 659	59	0.096	–
AMF	–	–	–	–	579	14	0.041	110
Surface	1	1	–	1	1 382	70	0.020	521
Other								
Total Freegold	95	80	15	23	137 476	921	0.149	581
ARMgold operations								
Leveraged ounces								
Orkney 2	7	8	(1)	1	10 899	66	0.165	751
Orkney 4	6	8	(2)	1	8 584	88	0.097	915
Orkney 6	3	4	(1)	2	4 180	64	0.065	1 055
Surface								
Other								
Total ARMgold	16	20	(4)	4	23 663	218	0.108	864
Avgold operations								
Quality ounces								
Target	15	13	2	5	22 120	165	0.134	578
Surface	1	1	–	1	1 318	64	0.020	558
Other								
Total Avgold	16	14	2	6	23 438	229	0.102	577
Kalgold operations								
Surface	15	10	5	–	21 316	371	0.058	480
Other								
Total Kalgold	15	10	5	–	21 316	371	0.058	480
Other entities	–	–	–	–	–	–	–	–
Total South Africa	367	313	54	83	536 143	6 165	0.087	584
Australia								
Mt Magent	15	16	(1)	6	23 727	439	0.054	678
South Kal	12	10	2	7	16 783	302	0.056	592
Papua New Guinea	–	–	–	23	–	–	–	–
Other entities	–	–	–	–	–	–	–	–
Total Australia	27	26	1	36	40 510	741	0.055	642
Total Harmony	394	339	55	119	576 653	6 907	0.084	589

	Revenue $m	Cash operating cost $m	Cash operating profit/(loss) $m	Capital expenditure $m	Gold Produces Ounces	Tons milled (imperial)	Grade	Operating Cost $/ounce
Included in the above are the following discontinued operations:			P	50				
South Africa								
Orkney 2	7	8	(1)	1	10 899	66	0.165	751
Orkney 4	6	8	(2)	1	8 584	88	0.097	915
Orkney 7	3	4	(1)	2	4 180	64	0.065	1 055
ARM surface	–	–	–	–	–	–	–	–
Kudu/Sable	–	–	–	–	–	–	–	–
Total SA	16	20	(4)	4	23 663	218	0.108	864
Australia								
Mt Magent	15	16	(1)	6	23 727	439	0.054	678
South Kal	12	10	2	7	16 783	302	0.056	592
Total Australia	27	26	1	13	40 510	741	0.055	642
Total Harmony – discontinued operations	43	46	(3)	17	64 173	959	0.067	725
Total Harmony – continuing operations	351	293	58	102	512 480	5 947	0.086	572

GEOGRAPHICAL AND SEGEMENT INFORMATION QUARTER ENDING 30 SEPTEMBER 2006 SOUTH AFRICA ($/imperial)

	Revenue $m	Cash operating cost $m	Cash operating profit/(loss) $m	Capital expenditure $m	Gold Produces Ounces	Tons milled (imperial)	Grade	Operating Cost $/ounce
Freestate operations								
Quality ounces								
Masimong	26	18	8	3	41 828	276	0.152	419
Leveraged ounces								
Harmony 2	7	7	–	1	9 261	93	0.097	752
Merriespriut 1	7	6	1	1	11 639	118	0.099	485
Merriespriut 3	7	6	1	1	11 799	114	0.104	492
Unisel	13	8	5	1	20 994	150	0.140	367
Brand 3	8	6	2	–	12 442	119	0.104	487
Brand 5	–	–	–	–	193	1	0.133	2 209
Saaiplaas 3	–	–	–	–	–	–	–	–
Surface	4	3	1	1	4 790	337	–	–
Other	–	–	–	–	–	–	–	–
Total Freestate	72	54	18	8	112 946	1 208	0.093	464
Evander operations								
Quality ounces								
Evander 5	8	8	–	1	13 439	111	0.121	587
Evander 7	10	8	2	3	15 754	110	0.143	519
Evander 8	19	12	7	3	30 318	222	0.136	382
Evander 9	–	–	–	–	–	–	–	–
Surface	–	–	–	–	–	–	–	–
Other								
Total Evander	37	28	9	7	59 511	443	0.134	464
Randfontein operations								
Quality ounces								
Cooke 1	11	9	2	2	18 165	113	0.161	485
Cooke 2	12	7	5	1	18 583	105	0.177	378
Cooke 3	19	12	7	2	29 932	162	0.184	417
Growth projects								
Doornkop	9	7	2	8	14 243	140	0.101	508
Surface	1	–	1	2	2 283	51	0.045	187
Other								
Total Randfontein	52	35	17	15	83 206	571	0.146	433
Elandsrand operations								
Growth projects								
Elandsrand	28	25	3	9	44 978	299	0.151	547
Surface	–	–	–	–	–	–	–	–
Other								
Total Elandsrand	28	25	3	9	44 978	298	0.151	547

	Revenue $m	Cash operating cost $m	Cash operating profit/(loss) $m	Capital expenditure $m	Gold Produces Ounces	Tons milled (imperial)	Grade	Operating Cost $/ounce
Freegold operations								
Quality operations								
Tshepong	61	28	33	7	97 641	506	0.193	286
Growth projects								
Phakisa	–	–	–	7	–	–	–	–
Leveraged ounces								
Bambanani	29	25	4	3	47 326	312	0.152	522
Joel	15	9	6	1	24 434	160	0.153	355
Eland	1	–	1	–	1 350	4	–	–
Kudu/Sable	–	–	–	–	–	–	–	–
West shaft	2	3	(1)	–	3 890	48	–	–
Nyala	–	–	–	–	–	–	–	–
St Helena	3	4	(1)	–	4 340	51	0.085	–
AMF	–	–	–	–	–	–	–	–
Surface	1	–	1	–	225	47	0.005	286
Other								
Total Freegold	112	69	43	18	179 206	1 128	0.159	385
ARMgold operations								
Leveraged ounces								
Orkney 2	7	7	–	1	11 092	87	0.128	643
Orkney 4	9	8	1	1	14 821	119	0.125	509
Orkney 6	2	2	–	3	3 151	44	0.073	754
Surface								
Other								
Total ARMgold	18	17	1	5	29 064	250	0.117	587
Avgold operations								
Quality ounces								
Target	23	6	17	3	36 298	231	0.157	176
Surface	–	–	–	–	129	36	0.003	3 494
Other								
Total Avgold	23	6	17	3	36 427	267	0.136	186
Kalgold operations								
Surface	9	6	3	–	14 821	527	0.028	413
Other								
Total Kalgold	9	6	3	–	14 821	527	0.028	413
Other entities	–	–	–	–	–	–	–	–
Total South Africa	351	240	111	65	560 159	4 692	0.119	428
Australia								
Mt Magent	28	17	11	3	46 233	481	0.096	370
South Kal	12	9	3	3	19 644	400	0.049	472
Papua New Guinea	–	–	–	10	–	–	–	–
Other entities	–	–	–	–	–	–	–	–
Total Australia	40	26	14	16	65 877	881	0.075	400
Total Harmony	391	266	125	81	626 036	5 574	0.112	425

	Revenue $m	Cash operating cost $m	Cash operating profit/(loss) $m	Capital expenditure $m	Gold Produces Ounces	Tons milled (imperial)	Grade	Operating Cost $/ounce
Included in the above are the following discontinued operations:								
South Africa								
Orkney 2	7	7	–	1	11 092	87	0.128	643
Orkney 4	9	8	1	1	14 821	119	0.125	509
Orkney 7	2	2	–	3	3 151	44	0.073	754
ARM surface	–	–	–	–	–	–	–	–
Kudu/Sable	–	–	–	–	–	–	–	–
Total SA	18	17	1	5	29 064	250	0.117	587
Australia								
Mt Magent	28	17	11	3	46 233	481	0.096	370
South Kal	12	9	3	3	19 644	400	0.049	472
Total Australia	40	26	14	6	65 877	881	0.075	400
Total Harmony – discontinued operations	58	43	15	11	94 941	1 131	0.084	457
Total Harmony – continuing operations	333	223	110	70	531 095	4 442	0.120	419

DEVELOPMENT RESULTS (Metric)

Quarter ended September 2007

	Reef Meters	Channel Sampled Meters	Channel Width (Cm's)	Value (g/t)	Gold (Cmg/t)
Randfontein					
VCR Reef	1,245	1,017	33	21.36	713
UE1A	1,470	1,202	132	5.88	775
E8 Reef	153	147	143	5.41	771
Kimberley Reef	442	404	158	5.14	812
E9GB Reef	171	137	121	6.00	723
All Reefs	3,482	2,907	101	7.48	756
Free State					
Basal	1,865	1,584	79	12.23	963
Leader	1,670	1,454	156	7.32	1,143
A Reef	431	376	115	5.74	659
Middle	203	190	251	3.01	753
B Reef	367	359	58	15.84	919
All Reefs	4,535	3,963	117	8.43	986
Evander					
Kimberley Reef	2,124	1,854	90.5	12.38	1,120
Elandskraal					
VCR Reef	488	366	63	19.80	1,243
Orkney					
Vaal Reef	110	93	107	14.60	1,564
VCR	–	–	–	–	–
All Reefs	110	93	107	14.60	1,564
Target					
Elsburg	594	413	257	5.87	1,507
Freegold JV					
Basal	1,212	1,086	35	35.59	1,235
Beatrix	243	273	79	6.88	540
Leader	–	–	–	–	–
B Reef	73	20	78	26.67	2,080
All Reefs	1,527	1,379	44	25.22	1,109

DEVELOPMENT RESULTS (Imperial)

Quarter ended September 2007

	Channel Reef Feet	Channel Sampled Feet	Width (inches)	Value (oz/t)	Gold (in.ozt)
Randfontein					
VCR Reef	4,085	3,337	13	0.63	8
UE1A	4,824	3,944	52	0.17	9
E8 Reef	501	482	56	0.16	9
Kimberley Reef	1,450	1,324	62	0.15	9
E9GB Reef	562	451	47	0.17	8
All Reefs	11,422	9,538	40	0.23	9
Free State					
Basal	6,119	5,197	31	0.36	11
Leader	5,478	4,770	62	0.21	13
A Reef	1,413	1,234	45	0.17	8
Middle	665	623	99	0.09	9
B Reef	1,202	1,178	23	0.46	11
All Reefs	14,877	13,002	46	0.25	11
Evander					
Kimberley Reef	6,969	6,083	36	0.36	13
Elandskraal					
VCR Reef	1,602	1,201	25	0.57	14
Orkney					
Vaal Reef	360	305	42	0.43	18
VCR	–	–	–	–	–
All Reefs	360	305	42	0.43	18
Target					
Elsburg	1,948	1,355	101	0.17	17
Freegold JV					
Basal	3,975	3,563	14	1.01	14
Beatrix	797	896	31	0.20	6
Leader	–	–	–	–	–
B Reef	238	66	31	0.77	24
All Reefs	5,010	4,524	17	0.75	13

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

PO Box 2
Randfontein, 1759
South Africa

Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
G Briggs (Acting Chief Executive)
F Abbott*, J A Chissano*†,
F T De Buck*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(*non-executive) (†Mozambique)

Investor Relations

Amelia Soares
General Manager, Investor Relations
Telephone: +27 11 411 2314
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za

Lizelle du Toit
Investor Relations Officer
Telephone: +27 11 411 2011
Cell: +27 (0) 82 465 1244
E-mail: lizelle.dutoit@harmony.co.za

Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342

ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1
Issuer code	HAPS

Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

NOTES

PRINTED BY INCE (PTY) LIMITED

REF W2CF04133

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 31 October, 2007

Harmony Gold Mining Company Limited

By: /s/ Nomfundo Qangule

Name: Nomfundo Qangule
Title: Chief Financial Officer